UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________________________

Form 6-K

_____________________________________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2021	Commission File Number: 000-56261

Glass House Brands Inc.

_____________________________________

(Translation of registrant’s name into English)

3645 Long Beach Blvd.

Long Beach, California 90807

_____________________________________

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Glass House Brands Inc.

Date: October 13, 2021	/s/ Kyle Kazan
	By:	Kyle Kazan
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description

99.1	News Release dated August 26, 2021

99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Six Months Ended June 30, 2021 and 2020

99.3	Unaudited Condensed Interim Consolidated Financial Statements as of June 30, 2021 and December 30, 2020 and for the Three Months and Six Months Ended June 30, 2021 and 2020

99.4	News Release dated August 16, 2021

99.5	News Release dated August 11, 2021

99.6	First Amendment to Agreement to Sell and Acquire Real Estate and Joint Escrow Instructions dated July 22, 2021

99.7	News Release dated August 4, 2021

99.8	News Release dated August 3, 2021

3